

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 29, 2016

Mr. Xing Cheng Yao
President and Chief Executive Officer
Paracap Corporation
424 West Bakerview Road #105-268
Bellingham, WA 98226

> **Re: Paracap Corporation**
> **Form 10-K/A No. 2 for the Fiscal Year Ended July 31, 2015**
> **Response Dated March 22, 2016**
> **File No. 0-51975**

Dear Mr. Yao:

We have reviewed your March 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2016 letter.

Form 10-K/A No. 2 for the Fiscal Year Ended July 31, 2015

Signatures

1. The signature in the first signature block is dated November 12, 2015 and the signature in the second signature block is currently dated. Please file an amendment that includes currently dated signatures in each signature block.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. We reviewed the revisions made in response to our previous comment. The third paragraph of the audit report does not include an opinion on the financial position as of

July 31, 2014 and the results of operations and cash flows for the year then ended. Please file an amendment to include an audit report that contains an opinion on the financial position and the results of operations and cash flows as of and for the years July 31, 2015 and 2014. Refer to Item 2.02 of Regulation S-X.

Balance Sheets, page F-2

3. As previously requested, please remove the unaudited label on the July 31, 2015 balance sheet column.

Exhibit 31

4. The certification is dated December 28, 2015. Please file an amendment that includes a currently dated certification.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products